Exhibit 16.1

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

March 5, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Hennessy Capital Acquisition Corp. (the Company”) and, under the date of February 25, 2015, we reported on the balance sheet of the Company as of December 31, 2014, and the related statements of operations, stockholders’ equity and cash flows for the year then ended. On February 28, 2015, we were dismissed. We have read the Company’s statements included under Item 4.01(a)(ii) of Form 8-K dated March 2, 2015, and we agree with such statements, except as follows:

KPMG LLP’s report on the balance sheet of the Company as of December 31, 2014, and the related statements of operations, stockholders’ equity and cash flows for the year then ended contained two separate paragraphs stating that:

“the Company has adopted Financial Accounting Standards Board Accounting Standards Update No. 2014-10 for the year ended December 31, 2014, which resulted in the Company revising its financial statement presentation by removing references to being a development stage company and eliminating incremental financial reporting requirements to present inception-to-date financial information in the statements of operations, stockholders’ equity and cash flows.”

“the Company has suffered recurring losses from operations and has negative working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

Very truly yours,

/s/ KPMG LLP

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.